Exhibit A

Name of Fund	Expense Cap (of average net assets)	Effective Date	Expense Cap Term
First Trust/Dow Jones Dividend & Income Allocation Portfolio Class I	1.20%	05/01/2012	05/01/2026
First Trust/Dow Jones Dividend & Income Allocation Portfolio Class II	.95%	05/01/2014	05/01/2026
First Trust Multi Income Allocation Portfolio Class I	1.20%	05/01/2014	05/01/2026
First Trust Multi Income Allocation Portfolio Class II	.95%	05/01/2014	05/01/2026
First Trust Capital Strength Portfolio Class I	1.10%	04/15/2020	05/01/2026
First Trust Capital Strength Portfolio Class II	0.85%	04/15/2020	05/01/2026
First Trust International Developed Capital Strength Portfolio Class I	1.20%	04/15/2020	05/01/2026
First Trust International Developed Capital Strength Portfolio Class II	0.95%	04/15/2020	05/01/2026
First Trust Growth Strength Portfolio Class I	1.20%	05/12/2023	05/01/2026
First Trust Capital Strength Hedged Equity Portfolio Class I	1.25%	08/10/2023	05/01/2026

Effective: June 3, 2024